Exhibit 16.1

April 10, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read the Form 6-K/A of Check-Cap Ltd. (the “Company”) dated April 10, 2024 regarding the Resignation of Registrant’s Certifying Accountant, and have the following comments:

We agree with the statements made in paragraphs one, two, three and five, for which we have a basis on which to comment on, and we agree with, the statements made.

We agree with the statements made in paragraph four, except we have no basis on which to agree or disagree with the statement that the Company has taken steps to remediate the concerns raised.

Yours truly,

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network